UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 7, 2015

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	1-5128	42-0410230
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa		50309-3023
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (515) 284-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On September 7, 2015, Media General, Inc., a Virginia corporation (“Media General”), Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”), and Meredith Corporation, an Iowa corporation (“Meredith”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub 1 will, upon the terms and subject to the conditions thereof, merge with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger, as a wholly owned subsidiary of New Holdco, and immediately following the consummation of the Media General Merger, Merger Sub 2 will merge with and into Meredith (the “Meredith Merger” and together with the Media General Merger, the “Mergers”), with Meredith surviving the Meredith Merger as a wholly owned subsidiary of New Holdco.

Transaction Structure

Upon the Media General Merger becoming effective (the “Media General Merger Effective Time”), (a) each share of Media General voting common stock, or fraction thereof, issued and outstanding immediately prior to the Media General Merger Effective Time will be converted into the right to receive one (1) share of New Holdco voting common stock, or equal fraction thereof, and; (b) each share of Media General non-voting common stock issued and outstanding immediately prior to the Media General Merger Effective Time will be converted into the right to receive one (1) share of New Holdco non-voting common stock, or equal fraction thereof.

Upon the Meredith Merger becoming effective (the “Meredith Merger Effective Time”), each share of Meredith common stock and each share of Class B common stock issued and outstanding immediately prior to the Meredith Merger Effective Time, other than any shares of Meredith Class B common stock that have properly demanded appraisal rights, will be converted into the right to receive the following: (A) $34.57 in cash, without interest (the “Cash Consideration”), and (B) 1.5214 shares of New Holdco voting common stock (the “Stock Consideration” and collectively with the Cash Consideration, the “Meredith Merger Consideration”) (excluding shares that are (x) held in Meredith’s treasury, or (y) owned, directly or indirectly by Meredith or any of its subsidiaries or Media General or any of its subsidiaries, each of which will be cancelled without consideration).

The Merger Agreement provides that outstanding equity-based awards held by employees and directors of Media General immediately prior to the Media General Merger Effective Time will become equity-based awards of New Holdco, on the same terms and conditions and will be exercisable for, convertible into or may be settled for New Holdco voting common stock on the same terms and conditions, including applicable vesting conditions, as applicable to each such Media General equity-based award immediately prior to the Media General Merger Effective Time.

The Merger Agreement provides that (i) option awards with respect to Meredith common stock outstanding and unexercised immediately prior to the Meredith Merger Effective Time will be assumed by New Holdco and become option awards of New Holdco that may be settled for New Holdco voting common stock on the same terms and conditions, including applicable exercise and expiration provisions but taking into account any acceleration of vesting as of the Meredith Merger Effective Time provided for under the terms of the Meredith equity incentive plans and the option awards, as applied to each such Meredith option award immediately prior to the Meredith Merger Effective Time, provided that the number of New Holdco voting shares subject to such options and the per share exercise price thereof will be adjusted based on the applicable equity award exchange ratio, (ii) each equity-based award (including restricted stock, restricted stock units and stock equivalent units) that does not vest on or prior to the Meredith Merger Effective Time will be assumed by New Holdco and will be subject to the same terms and conditions, including applicable vesting conditions, as applied to each such equity-based award immediately prior to the Meredith Merger Effective Time, provided that the number of New Holdco voting shares subject to such equity-based awards will be adjusted based on the applicable equity award exchange ratio, and (iii) each other equity-based award (including restricted stock, restricted stock units and stock equivalent units) that vests in accordance with the terms of the Meredith equity incentive plans and such equity-based awards on or prior to the Meredith Merger Effective Time will entitle the holder thereof to receive the Meredith Merger Consideration plus any accrued but unpaid dividends or dividend equivalents payable in accordance with the terms of such equity-based awards.

Governance

New Holdco will have a board of directors consisting initially of twelve directors, eight of whom will be designated by Media General and four of whom will be designated by Meredith. J. Stewart Bryan, the Chairman of Media General, will serve as Chairman of New Holdco as of the closing of the Media General Merger. Stephen M. Lacy, President and Chief Executive Officer of Meredith, will serve as President and Chief Executive Officer of New Holdco as of the closing of the Meredith Merger, and Joseph H. Ceryanec, Chief Financial Officer of Meredith, will serve as Chief Financial Officer of New Holdco as of the closing of the Meredith Merger.

Other Corporate Matters

The name of New Holdco will be changed to “Meredith Media General Corporation.”

Non-Solicitation

Both parties have agreed, among other things, (i) not to solicit, initiate, knowingly encourage or knowingly facilitate alternative acquisition proposals from third parties and (ii) subject to certain exceptions, not to engage in any discussions or negotiations with any third parties regarding alternative acquisition proposals.

Until the time that the required Meredith shareholder vote is obtained, if the Meredith board of directors (the “Meredith Board”) receives a bona fide written acquisition proposal, Meredith may contact the person making the acquisition proposal to clarify the terms and conditions thereof and if the Meredith Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior offer in accordance with the Merger Agreement, and, after consultation with outside counsel, that the failure to take certain actions would be reasonably likely to be inconsistent with the Meredith Board’s fiduciary duties to Meredith’s shareholders under applicable law, then Meredith may, at any time prior to the time that the required Meredith shareholder vote is obtained (A) furnish information with respect to Meredith to the person or persons (and its or their representatives and potential financing sources) making such acquisition proposal, in each case subject to the execution of a customary nondisclosure agreement and (B) participate in discussions or negotiations with such person or persons (and its or their representatives and potential financing sources) regarding any such acquisition proposal.

Prior to the Meredith Approval Time (as defined in the Merger Agreement), (i) Meredith may, subject to compliance with certain obligations set forth in the Merger Agreement, including the payment of a termination fee, terminate the Merger Agreement to enter into a definitive agreement to accept a bona fide acquisition proposal that constitutes a superior offer in accordance with the Merger Agreement, and (ii) the Meredith Board may change its recommendation to the Meredith shareholders regarding adopting the Merger Agreement in response to an intervening event or a superior proposal if the Meredith Board determines in good faith after consultation with its outside counsel that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Meredith’s shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Media General.

Until the time that the required Media General shareholder vote is obtained, if the Media General board of directors (the “Media General Board”) receives a bona fide written acquisition proposal, Media General may contact the person making the acquisition proposal to clarify the terms and conditions thereof and if the Media General Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer in accordance with the Merger Agreement, and, after consultation with outside counsel, that the failure to take certain actions would be reasonably likely to be inconsistent with the Media General Board’s fiduciary duties to Media General’s shareholders under applicable law, then Media General may, at any time prior to the time that the required Media General shareholder vote is obtained (A) furnish information with respect to Media General to the person or persons (and its or their representatives and potential financing sources) making such acquisition proposal, in each case subject to the execution of a customary nondisclosure agreement and (B) participate in discussions or negotiations with such person or persons (and its or their representatives and potential financing sources) regarding any such acquisition proposal.

Prior to the Media General Approval Time (as defined in the Merger Agreement), the Media General Board may change its recommendation to the Media General shareholders regarding approval of the proposed transactions (i) if the Media General Board determines in good faith after consultation with outside counsel and a nationally recognized third party financial advisor, that a bona fide acquisition proposal constitutes a superior offer in accordance with the Merger Agreement, or (ii) in response to an intervening event if the Media General Board determines in good faith after consultation with its outside counsel that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Media General’s shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Meredith.

Subject to the parties’ rights to terminate the Merger Agreement, including the right of Meredith to terminate the Merger Agreement as described above, each party has agreed to submit the Merger Agreement and proposed transactions, as applicable, to a vote of its shareholders for approval notwithstanding a change in recommendation by its Board.

Conditions to the Merger

The transaction has been approved by the Meredith Board and the Media General Board. The consummation of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Mergers, (iii) the adoption of the agreement by the shareholders of Meredith, (iv) the approval by the shareholders of Media General and (v) certain customary third party consents.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature and in this industry. The Merger Agreement also contains customary pre-closing covenants, including the obligation of Meredith and Media General to conduct their respective businesses in all material respects in the ordinary course and to refrain from taking certain specified actions without the consent of the other party.

The Merger Agreement contains certain termination rights for both Meredith and Media General. Upon termination of the Merger Agreement under specific circumstances, Meredith will be required to pay Media General a termination fee. If the Merger Agreement is terminated in connection with Meredith entering into a definitive agreement with respect to a superior proposal, the termination fee payable by Meredith to Media General will be $60 million. If the required Meredith shareholder vote is not obtained at a shareholder meeting duly held for such purpose, the amount of the termination fee will be $15 million. The Merger Agreement also provides that Media General will be required to pay a termination fee to Meredith of $60 million if the Merger Agreement is terminated under certain circumstances and a termination fee of $15 million if the required Media General shareholder vote is not obtained at a shareholder meeting duly held for such purpose.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Mergers are not consummated on or before September 7, 2016 (which may be automatically extended to December 6, 2016, in certain circumstances specified in the Merger Agreement).

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Meredith or Media General. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by each of Meredith and Media General to the other in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between Meredith and Media General rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about Meredith or Media General.

Shareholder Approval

Approval and adoption of the Merger Agreement by Meredith shareholders requires the affirmative vote of (i) holders of a majority of the votes cast by the holders of the outstanding shares of Meredith common stock, voting as a single class, (ii) holders of a majority of the votes cast by the holders of the outstanding shares of Meredith Class B common stock, voting as a single class, and (iii) holders of a majority of the votes cast by the holders of the outstanding shares of common stock and the Class B common stock, voting together as a single class, in each case at a meeting of the Meredith shareholders where a quorum is present.

For Media General (i) the affirmative vote of holders of a majority of all votes cast by holders of shares of Media General voting common stock is required to approve the Montage Charter Amendment (as defined in the Merger Agreement), and (ii) the affirmative vote of the holders of a majority of all votes cast, including, for these purposes, abstentions, by holders of shares of Media General voting common stock is required to approve the issuance of the New Holdco shares to be issued in connection the Mergers, in each case at a meeting of the Media General shareholders where a quorum is present.

Voting Agreements

In connection with entering into the Merger Agreement, Meredith, Media General, and Meredith shareholders holding approximately 63 percent of the issued and outstanding Meredith Class B common stock entered into a voting and support agreement (the “Meredith Support Agreement”). The Meredith Support Agreement generally requires that the shareholders party thereto vote their shares in favor of the adoption of the Merger Agreement and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement.

In connection with entering into the Merger Agreement, Meredith, Media General and Media General shareholders holding approximately 14.5 percent of the issued and outstanding shares of voting common stock of Media General entered into a voting and support agreement (the “Media General Support Agreement” and together with the Meredith Support Agreement, the “Support Agreements”). The Media General Support Agreement generally requires that the shareholders party thereto vote their shares in favor of the transactions contemplated by, and to take certain other actions in furtherance of, the Merger Agreement, including voting any shares the parties then hold against an alternative acquisition proposal for a period of six (6) months after termination of the Merger Agreement under certain circumstances.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are filed as Exhibits hereto and each of which is incorporated by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On September 7, 2015, the Meredith Board amended Meredith’s Restated Bylaws, as amended, to add as a new Article XVI a forum selection provision identifying the United States District Court for the Southern District of Iowa and the Iowa District Court for Polk County as the exclusive forum for the adjudication of certain intra-corporate disputes. Effective immediately, the Restated Bylaws, as amended, include the following new Article XVI:

Article XVI. FORUM SELECTION.
Unless the corporation consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of Iowa and the Iowa District Court for Polk County (the “Iowa Court”) shall be the exclusive forums for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim against the corporation, its current or former directors, officers or employees arising pursuant to any provision of the IBCA or the corporation’s Articles of Incorporation or these Bylaws, or (iv) any action asserting a claim against the corporation, its current or former directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Iowa Court determines that there is an indispensable party not subject to the jurisdiction of the Iowa Court (and the indispensable party does not consent to the personal jurisdiction of the Iowa Court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Iowa Court, or for which the Iowa Court does not have subject matter jurisdiction. If any provision or provisions of this paragraph shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph (including, without limitation, each portion of any sentence of this paragraph containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Item 7.01	Regulation FD Disclosure.

On September 8, 2015, Meredith issued a joint press release with Media General announcing entry into the Merger Agreement. The joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On September 8, 2015, Meredith and Media General held a webcast with investors. The investor presentation used in connection with the webcast is attached hereto as Exhibit 99.2and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

2.1
Agreement and Plan of Merger, dated as of September 7, 2015, by and among Media General, Inc., Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, Inc., and Meredith Corporation.*

	10.1	Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., and the other parties thereto.

	10.2	Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., and the other parties thereto.

	99.1	Joint Press Release issued September 8, 2015 by Media General, Inc. and Meredith Corporation.**

	99.2	Investor Presentation dated September 8, 2015.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

** Furnished pursuant to Item 7.01 of Form 8-K.

Forward-Looking Statements

This report and the Exhibits attached hereto contain forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

Participants in the Solicitation

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about

Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec
Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: September 8, 2015

INDEX TO EXHIBITS

Exhibit Number	Item

2.1
Agreement and Plan of Merger, dated as of September 7, 2015, by and among Media General, Inc., Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, Inc., and Meredith Corporation.*

10.1	Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., and the other parties thereto.

10.2	Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., and the other parties thereto.

99.1	Joint Press Release issued September 8, 2015 by Media General, Inc. and Meredith Corporation.**

99.2	Investor Presentation dated September 8, 2015.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.
** Furnished pursuant to Item 7.01 of Form 8-K.